EXHIBIT 99.1

XORTX Announces Re-filing of YE 2023 and Q2 2024 MD&A

CALGARY, Alberta, Sept. 12, 2024 (GLOBE NEWSWIRE) --  XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, announces that it has refiled its management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2023 and for the interim period ended June 30, 2024 as a result of a continuous disclosure review by the Alberta Securities Commission.

The originally filed MD&A for the financial year ended December 31, 2023 included an abbreviated definition of Disclosure Controls and Procedures under the section Internal Controls Over Financial Reporting. The amended MD&A for the financial year ended December 31, 2023 includes the full definition of Disclosure Controls and Procedures as provided in NI 52-109. Additional information in the amended MD&A for the interim period ended June 30, 2024 includes a breakdown of use of funds for the Company’s product candidates under the section Funding Requirements and Future Plans and estimated costs in the Outlook section.

Other than as set forth above, both the amended MD&A for the financial year ended December 31, 2023 and for the interim period ended June 30, 2024 does not purport to, update or restate the information from the originally filed MD&A documents or reflect any events that occurred after the date of the filing of the original MD&A documents. The amended MD&A documents are both restated as of September 12, 2024 and they should be read in conjunction with the Company’s financial statements for the corresponding period, including the accompanying notes.

The amended MD&A documents have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors as of September 12, 2024.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO adavidoff@xortx.com or +1 403 455 7727	Nick Rigopulos, Director of Communications nick@alpineequityadv.com or +1 617 901 0785

Kim Golodetz, LHA Investor Relations kgolodetz@lhai.com or +1 212 838 3777

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to obtain additional financing; the accuracy of our estimates regarding expenses, future revenues and capital requirements; the success and timing of our preclinical studies and clinical trials; the performance of third-party manufacturers and contract research organizations; our plans to develop and commercialize our product candidates; our plans to advance research in other kidney disease applications; and, our ability to obtain and maintain intellectual property protection for our product candidates. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.